UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PAYA HOLDINGS INC.

(Name of Subject Company (Issuer))

PINNACLE MERGER SUB, INC.

(Name of Filing Persons (Offeror))

an indirect, wholly owned subsidiary of

NUVEI CORPORATION

(Name of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

70434P103

(Cusip Number of Class of Securities)

Lindsay Matthews

General Counsel and Corporate Secretary

1100 René-Lévesque Boulevard West, Suite 900

Montreal, Quebec H3B 4N4

(514) 313-1190

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Evan Rosen

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

212-450-4000

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Pinnacle Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Nuvei Corporation, a corporation incorporated pursuant to the laws of Canada (“Parent”), to purchase any and all of the issued and outstanding shares of common stock, par value $0.001 per share, of Paya Holdings Inc., a Delaware corporation (the “Company” and such shares, the “Shares”), at a price of $9.75 per Share, without interest, net to the holder in cash, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated January 24, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto the “Letter of Transmittal” and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is an indirect, wholly owned subsidiary of Parent. This Schedule TO is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of January 8, 2023, by and among the Company, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Paya Holdings Inc. Its principal executive office is located at 303 Perimeter Center North, Suite 600, Atlanta, Georgia 30346 and its telephone number is (800) 261-0240.

(b) This Schedule TO relates to Shares. According to the Company, as of the close of business on January 23, 2023, there were (i) 132,424,929 Shares issued and outstanding, (ii) 1,627,832 Shares subject to issuance pursuant to outstanding options to acquire Shares, and (iii) 2,011,699 Shares subject to issuance pursuant to outstanding restricted stock units.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)—(c) The filing companies of this Schedule TO are (i) Parent and (ii) Purchaser. The information set forth in Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Parties” and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in Section 7—“Certain Information Concerning the Company,” Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Parties,” Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11—“The Merger Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for the Company” and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)—(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6 —“Price Range of Shares; Dividends,” Section 11—“The Merger Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for the Company” and Section 13—“Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Parties,” Section 11—“The Merger Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for the Company” and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 3—“Procedures for Tendering Shares,” Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company” and Section 17—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a) the consideration offered consists solely of cash;

(b) the Offer is not subject to any financing condition; and

(c) the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11—“The Merger Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for the Company,” Section 13—“Certain Effects of the Offer” and Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated January 24, 2023.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Index No.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Summary Advertisement, published January 24, 2023 in The New York Times.

(a)(5)(A)	Joint Press Release of Nuvei Corporation and Paya Holdings Inc., dated January 9, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Parent with the Securities and Exchange Commission on January 9, 2023).

(a)(5)(B)	Investor Presentation by Nuvei to Nuvei’s investors, dated as of January 9, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 10, 2023).

(a)(5)(C)	Transcript of Investor Presentation by Nuvei to Nuvei’s investors, dated as of January 9, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 10, 2023).

(a)(5)(D)	E-mail from Philip Fayer, Chief Executive Officer of Nuvei, to employees of Nuvei on January 9, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 10, 2023).

(a)(5)(E)	Transcript of Interview by Philip Fayer, CEO of Nuvei Corporation, with BNN Bloomberg, dated as of January 9, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 10, 2023).

(a)(5)(F)	Social media posts by Nuvei Corporation on January 10, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 10, 2023).

(b)(1)*†	Commitment Letter, dated as of January 8, 2023, by and among Parent and certain other parties.

(b)(2)*†	Amended and Restated Credit Agreement, dated as of June 18, 2021 (as further amended from time to time prior to the date hereof), by and among Parent and certain other parties thereto.

(d)(1)	Agreement and Plan of Merger, dated January 8, 2023, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 9, 2023).

(d)(2)*	Confidentiality Agreement, dated November 22, 2022, by and between the Company and Parent.

(d)(3)*	Letter Agreement, dated December 17, 2022, by and between the Company and Parent.

(d)(4)	Tender and Support Agreement, dated January 8, 2023, by and among the Company, Parent and GTCR Ultra-Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 9, 2023).

(d)(5)	Termination Agreement, dated as of January 8, 2023, by and between the Company and GTCR Ultra-Holdings, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 9, 2023).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing fee table.

*	Filed herewith.
†	Confidential portions of this exhibit have been omitted.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2023

PINNACLE MERGER SUB, INC.

By:	/s/ David Schwartz
	Name:	David Schwartz
	Title:	Chief Financial Officer

NUVEI CORPORATION

By:	/s/ Lindsay Matthews
	Name:	Lindsay Matthews
	Title:	General Counsel

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